**Wildeye Inc.**
**(A Florida Corporation)**

Financial Statements

Period ended July 31st 2020

REAL ACCOUNTING SOLUTION

# Wildeye Inc.

FINANCIAL STATEMENTS

July 31st, 2020

CONTENTS

REAL ACCOUNTING SOLUTION

Gabriel Blanco, CPA (Founder)

# INDEPENDENT ACCOUNTANT' REPORT

To the Members
**Wildeye Inc.**

We have reviewed the accompanying financial statements of Wildeye Inc. , which comprise the balance sheet as of July 31st, 2020, and the related statements of income, members' equity and cash flows and the related note to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Gabriel Blanco, CPA*

Lic# AC47901CPA
CEO, Real Accounting Solution
Miami, Florida
August 28th, 2020

# Wildeye, Inc

## BALANCE SHEET
As of July 31st, 2020

| | July 31, 19 | July 31, 2020 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Checking/Savings | | |
| US bank | 0.00 | 2,000.00 |
| Total Checking/Savings | 0.00 | 2,000.00 |
| Total Current Assets | 0.00 | 2,000.00 |
| **TOTAL ASSETS** | **0.00** | **2,000.00** |
| LIABILITIES & EQUITY | | |
| Liabilities | | |
| Long Term Liabilities | | |
| Related Party | 0.00 | 2,000.00 |
| Total Long Term Liabilities | 0.00 | 2,000.00 |
| Total Liabilities | 0.00 | 2,000.00 |
| Equity | | |
| Capital Common Stock | 0.00 | 3,256.25 |
| Net Income | 0.00 | -3,256.25 |
| Total Equity | 0.00 | 0.00 |

*See accompanying notes*

# Wildeye, Inc

## INCOME STATEMENT
From inception through July 31st, 2020

| | Jan - Dec 19 | Jan - Jul 20 |
|---|---|---|
| Ordinary Income/Expense | | |
| Income from activities | 0.00 | 0.00 |
| Total Income | 0.00 | 0.00 |
| **Professional Fees** | 0.00 | -3,256.25 |
| **Total expenses** | 0.00 | -3,256.25 |
| Net ordinary loss | 0.00 | -3,256.25 |
| Net Loss | **0.00** | **-3,256.25** |

*See accompanying notes*

# Wildeye Inc.

## STATEMENT OF CASH FLOW
From inception through July 31st, 2020

| | Jan - Dec 19 | Jan - Jul 20 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| **Net Income** | 0.00 | 0.00 |
| **Net cash provided by Operating Activities** | 0.00 | 0.00 |
| **FINANCING ACTIVITIES** | | |
| **Related party** | 0.00 | 2,000.00 |
| **Net cash provided by Financing** Activities | 0.00 | 2,000.00 |
| **Net cash increase for period** | 0.00 | 2,000.00 |
| **Cash at end of period** | **0.00** | **2,000.00** |

*See accompanying notes*

# Wildeye Inc.

## STATEMENT OF CHANGES IN EQUITY

| | Common Stock | | Surplus |
|---|---|---|---|
| | Shares | $ | (Deficit) |
| Balance July 31st, 2019 | 0.00 | 0.00 | 0.00 |
| COMMON STOCK ISSUED NET | 3,231,250 | 3,231.25 | 3,231.25 |
| INCOME (LOSS) | - | - | (3,231.25) |
| Balance July 31st, 2020 | 3,231,250 | 3,231.25 | - |

*See accompanying notes*

# Wildeye Inc.

NOTES TO FINANCIAL STATEMENT
As of July 31st, 2020

**NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS**

Wildeye Inc. is Florida C- Corporation formed in July, 2020. The company had no activity in 2020, but it plans to raise funds in order to develop their software platform Bidtotalk. Bidtotalk is platform that allows to connect influencer with follower on a pay per meet basis.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant account policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles ("US GAAP") and have been consistently applied in the preparation of the financial statements.

***Basis of Presentation***

The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America

**NOTE 3 – INCOME TAX PROVISION**
No provision or liability for federal or state income taxes has been included in these financial statements.

**NOTE 4 – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS**
Management has evaluated subsequent events through August 31st, 2020, the date which the financial statements were available to be issued.

**NOTE 5 - COMMON STOCK AND PREFERRED STOCK**

There is currently one class of common stock and preferred stock. The Corporation shall have the authority to issue: 200,000,000 shares of Common Stock , $0.001 par value per share ("Common Stock ") and 5,000,000 preferred stock.